February 21, 2012

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549-4631

Re:	Your Letter Dated February 8, 2012
Regarding Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Year Ended September 30, 2011 Filed November 21, 2011 (the “2011 Form 10-K”)
Form 10-Q for the Period Ended December 30, 2011 Filed January 27, 2012 (the “2012 Q1 Form 10-Q”)

Dear Mr. Decker:
Thank you for your letter of February 8. I assure you that Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above referenced filings, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff's comments are presented first in italicized text with our responses immediately following.
Form 10-K for the Year Ended September 30, 2011
General
1.    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
RESPONSE:
To the extent a comment requests additional disclosures or other revisions, such additional disclosures or revisions, where appropriate, are set forth in the related response. Where indicated, the requested disclosures or revisions will be included in our future filings.

Management’s Discussion and Analysis
Critical Accounting Policies
Testing Goodwill for Impairment, page 33
2.    The key inputs used in your valuation model are after-tax earnings of your reporting units and market-driven average earnings multiples. The multiples used for 2011 were approximately 18 compared to 14 for 2010. Please help us better understand how you arrived at these multiples and correspondingly why there was such a significant increase in the multiples used in 2011.
RESPONSE:
As discussed in the Critical Accounting Policies section of MD&A, we used the Company's market earnings multiples in conducting our market-based valuation of our reporting units. Specifically, the multiples we used were the average market multiples ("AMM") for every trading day for the preceding twelve months ending on the date the impairment test was performed. Each AMM was itself the average multiple for the 10-day trading period ended two days before the date for which the multiple was computed. The purpose of averaging the market information is to eliminate the effects of potential aberrations that may occur in the market. The multiples during this period ranged from 14 to 22.
The principal reason for the increase in the earnings multiple to 18 in fiscal 2011 from 14 in fiscal 2010 was the reduction in the Company's earnings per share during this period while the Company's stock price over this period remained relatively unchanged.
Although there was no significant declines in either our earnings or the Company's stock price multiples from the time we conduced our impairment test and our fiscal year end, we nevertheless re-performed the impairment test at a date closer to our fiscal year-end where the earnings multiple at that time was 14. This test also resulted in no indication of impairment.
Contractual Obligations, page 38
3.    Please present estimated interest payments on your debt in a separate line item of the contractual obligations table. Please also disclose in a footnote to the table any assumptions you made to derive these amounts.
RESPONSE:
Presented below are the estimated interest payments that would have been included in the contractual obligations table as of September 30, 2011 (in thousands) relating to the Company's debt obligations. We will include estimated interest payments and any relevant assumptions in the contractual obligations table in our future Form 10-K filings.

		Payments Due by Fiscal Year
		1 Year	2 -3	4 -5	More than 5
	Total	or Less	Years	Years	Years
Interest (e)	$5,297	$5,292	$5	$—	$—

(e)
Interest is determined based on borrowings outstanding as of the end of the fiscal year using (i) the effective interest rates applicable at the end of the most recent fiscal year, and (ii) scheduled and estimated payment dates.

Liquidity and Capital Resources, page 39
4.    Please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.
RESPONSE:
Please note that at September 30, 2011, approximately 74% of the Company's total cash and cash equivalents balance of $905.6 million were on deposit in the United States ($674.2 million was held in the U.S. and $231.4 million was held outside of the U.S., primarily in Canada, the United Kingdom, the Eurozone, and Australia). We will disclose our cash concentrations in future filings.
As disclosed in Note 9 to the consolidated financial statements, only $26.1 million of the undistributed earnings of our foreign subsidiaries was expected to be permanently reinvested. Accordingly, the Company has provided for U.S. Federal income taxes, net of applicable credits, for substantially all of its foreign earnings. Furthermore, at September 30, 2011, the Company had no plans to repatriate significant amounts of cash to the U.S., nor did it foresee that its overseas cash would be needed within the next 12 months to fund U.S. operations or to complete planned investments in the U.S. If this situation was to change in the future, we agree that disclosures describing our ability to access such overseas cash and any governmental, logistical, or financial impediments may provide decision-useful information to investors and we will consider these matters in making our disclosures in our future filings.
Financial Statements
Notes to the Financial Statements
Note 1. Description of Business and Basis of Presentation
Basis of Presentation, Definition of Fiscal Year, and Other Matters, page F-7
5.    In the statements of cash flows, amounts related to changes in other deferred liability accounts have been included in cash flows from operating activities for 2011. The corresponding amounts for fiscal years 2010 and 2009 were not reclassified as you believe a reclassification would not be quantitatively or qualitatively material. Please help us better understand your change in presentation by addressing the following:

•	Please clarify which line item the changes in other deferred liability accounts are reflected in for 2010 and 2009 in your statements of cash flows;

•
Please tell us the nature of the amounts included in other deferred liabilities and how you determined that they should now be included in cash flows from operating activities pursuant to ASC 230-10-45. Please tell us what led to the change in classification including if you determined that the classification in prior years was an error; and

•
Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N to demonstrate how you determined that the presentation of changes in other deferred liability accounts during 2010 and 2009 amounts do not also need to be revised.

RESPONSE:
The amounts related to changes in the Company's other deferred liability accounts that were not reclassified to cash flows from operating activities for fiscal years 2010 and 2009 totaled $0.8 million and $48.5 million, respectively. These amounts continue to be shown in the "Changes in pension commitments" and "Other, net" lines within cash flows from financing activities for those fiscal years. These amounts primarily represent changes in cash flows relating to the Company's pension and deferred compensation programs, and changes to other liabilities associated with certain insurance exposures.
In preparing the consolidated statement of cash flows for fiscal 2011, we determined that changes in cash flows for the items described above more properly belonged in cash flows from operations, and we classified them as such in our fiscal 2011 statement. However, for the reasons discussed below, we concluded such treatment did not constitute a material error and, accordingly, did not make the reclassifications for those earlier years.
Our conclusion that any reclassifications for fiscal 2010 and 2009 were not material was based on our reading of SAB Topic 1:M, which provides that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. It also provides that a change of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. In accordance with SAB Topic 1:M, while the "total mix" includes the size in numerical or percentage terms of the item, it also includes the factual context in which the user of financial statements would view the financial statement item.
We believe that the presentation within our consolidated statements of cash flows of the cash flows relating to our other deferred liabilities does not significantly alter the total mix of information available such that the judgment of a reasonable person relying upon our information, in the light of surrounding circumstances, would have been changed or influenced by such presentation.
Had we reclassified the amounts in question from financing activities to operating activities in fiscal 2010 and 2009, the effect on total cash flows from operating activities would have been 0.4% and 9.1%, respectively. Not only is this change quantitatively immaterial but, given the nature of our business, we believe would not reasonably affect the judgment of the readers of our financial statements regarding our consolidated cash flows.
We believe users of our financial statements focus almost exclusively on the following discrete cash flow elements: net earnings; depreciation and amortization; working capital; cash used for businesses acquired; capital expenditures; cash at the beginning and end of the period; and debt at the beginning and end of the period. We do not believe they focus on our classification of such discrete elements in the statement of cash flows.
For these reasons, we concluded that leaving the fiscal 2010 and 2009 presentation unchanged did not alter the mix of information available to investors since the amounts are neither material nor important cash flow metrics to the readers of our financial statements.
Note 3.Business Combinations
The Aker Solutions ASA Transactions, page F-14
6.    Please address the following regarding the Aker Solution ASA acquisition:

•
Please ensure that you provide all of the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for the Aker Solution ASA acquisition. For example, please disclose the amount of acquisition-related costs incurred and the corresponding line items these costs have been reflected in pursuant to ASC 805-10-50-2(f);

•
The purchase price includes $234.6 million representing certain transactions in the share purchase agreement. Please further clarify in your disclosures the nature of these transactions. Please also clarify whether this amount was paid in cash. Refer to ASC 805-30-50(b);

•	Given that a year has passed since your acquisition, please tell us when you intend to complete the purchase price allocation; and

•	Please disclose the nature and amount of any measurement period adjustments recognized pursuant to ASC 805-10-50-6(c).
RESPONSE:
We have reviewed the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 and believe that all material disclosures were appropriately made.
With respect specifically to the disclosure of acquisition-related costs required by 805-10-50-2(f), the following disclosure was provided in the Company's 2011 Form 10-K on page F-15 (the last sentence of the last paragraph of Note 3):
"Included in selling, general and administrative expense for fiscal year 2011 is $15.2 million of acquisition-related costs pertaining to our acquisition activities."
With respect to the $234.6 million amount referred to in the second paragraph under "The Aker Solutions ASA Transactions" in Note 3 to the Company's fiscal 2011 Form 10-K, this amount represented an initial estimate of a contingent element of the total purchase price.
Prior to the closing of the Aker Solutions ASA acquisition, the seller engaged in certain transactions that could have affected the amounts of net cash and net working capital of the operations we acquired. We therefore negotiated into the share purchase agreement ("SPA") a "net cash and working capital adjustment" by which the net cash and working capital of the operations we acquired at closing were compared to target amounts specified in the SPA and, after considering bands within which no settlement would be required, may cause one party to pay cash to the other. The $234.6 million estimate was paid in cash at closing. The final adjustment amount has been determined in accordance with the terms of the SPA, and no additional payment was made by either party. This element of the purchase price is no longer contingent and we will disclose this fact in our future filings.
As the Aker Solutions acquisition was completed in February 2011 (excluding the Shanghai operations) and April 2011 (with respect to the Shanghai operations), the final purchase price allocations will be reflected in the financial statements that will be filed in our Forms 10-Q for our second and and third quarters of fiscal 2012, respectively.
Through December 30, 2011, measurement period adjustments recognized since the date of acquisition totaled approximately $11.7 million, which we view as being immaterial, and related primarily to U.S. GAAP adjustments to defined benefit pension plans and project-related accruals.
Note 6. Borrowings, page F-19
7.    Please clearly disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
RESPONSE:
We believe that the discussion of the Company's $290.0 million revolving credit facility appearing on page F-19 of our 2011 Form 10-K provides all the information a reasonable investor would require in assessing our revolving credit facility.
In preparing our debt disclosures, we referred to ASC 470, Rule 4-08(c) of Regulation S-X, and SEC Interpretive Release No. 33-8350 (the "Release").

Rule 4-08(c) requires entities to disclose, "The facts and amounts concerning any default in principal, interest, sinking fund, or redemption provisions with respect to any issue of securities or credit agreements". It also requires entities to disclose any breach of a debt covenant that existed as of the date of the most recent balance sheet presented even if a waiver of the breach has been obtained from the counter-parties to the credit agreement. Accordingly, if readers of our financial statements see no disclosure of a breach of a credit covenant (regardless of whether or not the breach had been waived), then the reader may correctly conclude that no breach existed.
Section IV.C. of the Release describes two scenarios in which entities should consider discussing in more detail the material debt covenants in their credit facilities: (i) when the entity has breached or is reasonably likely to breach such covenant(s), or (ii) the covenant(s) impacts the ability of the entity to raise additional capital.
Neither situation applied to the Company at September 30, 2011.
Form 10-Q for the Period Ended December 30, 2011
General
8.    Please address the above comments in your interim filings as well, as applicable.
RESPONSE:
The Company will address any applicable comments in our interim filings.

Notes to the Financial Statements
Accounting for and Disclosure of Guarantees and Contingencies, page 13
9.    We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingencies shall be provided in interim financial statements even though a significant change since year end may not have occurred. In this regard, please revise your disclosures as necessary
RESPONSE:
The Company provided this disclosure in Item 1. Legal Proceedings of Part II - Other Information on pages 19 and 20 of the 2012 Q1 Form 10-Q. The Company will make this disclosure in the footnotes to the financial statements in future filings.
* * * * *

We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:    /s/ John W. Prosser Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration